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ANNUAL REPORTS SEC Mail Pro
FORM X-17A-5
PART III

FEB 29 2024

SEC FILE NUMBER
8-19988

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/23** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Harris Associates Securities L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 South Wacker Drive, Suite 4600

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Zachary Weber	**(312) 646-3218**	**zweber@harrisassoc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoppers LLP

(Name – if individual, state last, first, and middle name)

One North Wacker Drive, 9th Floor	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)
October 20, 2003		**238**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zachary D. Weber _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harris Associates Securities L.P. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARAH E GRIMM
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 24, 2025

_____
Notary Public

Title:
CFO and Treasurer of Harris Associates Inc., General Partner

This filing** contains (check all applicable boxes):
- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Harris Associates Securities L.P.
Index
December 31, 2023

Page(s)

Report of Independent Registered Public Accounting Firm... 1

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Partners' Capital.. 5

Statement of Cash Flows... 6

Notes to Financial Statements 7-8

Supplemental Schedule

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 10

Schedule II: Computation for Determination of Reserve Requirements and Information
Relating to Possession and Control Requirements Under Rule 15c3-3 11



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Harris Associates Securities L.P.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Harris Associates Securities L.P. (the "Company") as of December 31, 2023, and the related statement of operations, changes in partners' capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with Harris Associates L.P., its limited partner, a related party.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us



pwc

Supplemental Information

The accompanying computation of net capital pursuant to Rule 15c3-1 and computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 are supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934 as of December 31, 2023 (collectively, the "supplemental information") and has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2024

We have served as the Company's auditor since at least 1999. We have not been able to determine the specific year we began serving as auditor of the Company.

Harris Associates Securities L.P.
Statement of Financial Condition
As of December 31, 2023

Assets		
Cash	$	1,347,393
Prepaid expenses		39,665
Total assets	$	1,387,058
Liabilities and Partners' Capital		
Liabilities		
Payable to limited partner	$	631,705
Other expenses payable		90,300
Total liabilities		722,005
Partners' capital		665,053
Total liabilities and partners' capital	$	1,387,058

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Statement of Operations
For the Year Ended December 31, 2023

Revenue		
Interest Income	$	32,782
Expenses		
Administrative fees to limited partner		2,972,171
Other expenses		156,602
Total expenses		3,128,773
Net loss	$	(3,095,991)

The accompanying notes are an integral part of these financial statements.

4

Harris Associates Securities L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2023

	General Partner	Limited Partner	Total
Capital, December 31, 2022	$ 17,612	$ 1,743,432	$ 1,761,044
Capital contributions	20,000	1,980,000	2,000,000
Net loss	(30,960)	(3,065,031)	(3,095,991)
Capital, December 31, 2023	$ 6,652	$ 658,401	$ 665,053

The accompanying notes are an integral part of these financial statement

Harris Associates Securities L.P.
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities		
Net loss	$	(3,095,991)
Adjustments to reconcile net loss to net cash used in operating activites:		
Increase in prepaid expenses		(5,054)
Increase in payable to limited partner		413,086
Increase in other expenses payable		62,141
Net cash used in operating activites		(2,625,818)
Cash flows from financing activities		
Capital contributions		2,000,000
Net cash provided by financing activities		2,000,000
Net decrease in cash		(625,818)
Cash		
Beginning of year		1,973,211
End of year	$	1,347,393

The accompanying notes are an integral part of these financial statements.

Harris Associates Securities L.P.
Notes to Financial Statements
As of December 31, 2023

1. Nature of Operations and Summary of Significant Accounting Policies

Harris Associates Securities L.P. ("HASLP"), a Delaware limited partnership, is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The general (1%) and limited (99%) partners of HASLP are Harris Associates, Inc. ("HAI") and Harris Associates L.P. ("HALP"), respectively, which are both wholly owned subsidiaries of Natixis Investment Managers, LLC. The net income or loss of HASLP is allocated to the partners in proportion to their ownership interests.

HASLP is a limited purpose broker-dealer whose sole business is acting as a distributor of The Oakmark Funds, a series of registered investment companies managed by HALP. The Oakmark Funds do not charge loads or 12b-1 fees to shareholders. HASLP does not earn any revenues or commissions through distribution of these mutual funds.

These financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting policies followed in the preparation of HASLP's financial statements.

Cash
HASLP maintains its cash in bank deposit accounts which, at times, exceeds the federally insured limits. HASLP has not experienced and does not expect to experience any losses in such accounts.

Income Taxes
HASLP is a partnership for federal income tax purposes. It is not subject to federal or state taxes on its income. The partners will be required to report on their income tax return their proportionate share of the items of loss and deductions from HASLP, the partnership.

HASLP follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions which requires HAI to determine whether a tax position of HASLP is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. HAI has evaluated tax positions for the years 2021 through 2023 and has determined that there was no effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Related Parties

HASLP has significant transactions with HALP. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

HASLP has entered into an agreement with HALP whereby HALP provides substantially all administrative services, including personnel and occupancy, and charges HASLP a monthly administrative fee of the total amount incurred by HALP on behalf of HASLP for these expenses.

These expenses are included in Administrative fees to limited partner on the Statement of Operations. The payable to the limited partner included within the Statement of Financial Condition consists of accrued administrative fees owed to HALP.

Because HASLP has no revenue it experiences net losses and negative cash flows from operating activities, which raises substantial doubt about HASLP's ability to continue as a going concern. Accordingly, HAI as the general partner of both HALP and HASLP, resolved for HAI and HALP to make contributions in the aggregate amount of at least $2,100,000 to be paid to HASLP during 2024 to support its operating and regulatory capital requirements. HAI and HALP have contributed the first installment in January 2024 in accordance with the board's resolution. In addition, HALP's management has formally committed to make additional capital contributions to HASLP, if necessary, to meet HASLP's operational and net capital requirements until March 31, 2025. As a result, management believes that its plans will alleviate the substantial doubt about HASLP's ability to continue as a going concern and therefore, the financial statements have been presented assuming HASLP will continue as a going concern.

3.   **Partners' Capital**

HASLP received capital contributions from HAI and HALP amounting to $2,000,000 during 2023.

4.   **Net Capital Requirements**

HASLP is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2023, HASLP had net capital of $625,388 and a minimum net capital requirement of $48,134. The ratio of aggregate indebtedness to net capital was 1.15 to 1.

5.   **Exemption from SEC Rule 15c3-3**

HASLP claims exemption from the provisions of SEC Rule 15c3-3 because its transactions are limited to distribution of registered investment companies, and it does not hold customer funds or securities. HASLP's activities are limited to those set forth in the conditions for exemption in accordance with Paragraph (k)(1) of that rule.

6.   **Commitment and Contingencies**

In the normal course of business, HASLP enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. HASLP's maximum exposure is unknown, as any such exposure would result from future claims that may be, but have not yet been, made against HASLP, based on events which have not yet occurred. However, based on experience, management believes the risk of loss from these arrangements to be remote.

7.   **Subsequent Events**

HASLP has evaluated the events and transactions that have occurred through February 28, 2024, the date the financial statements were available to be issued and noted no material items requiring adjustment of the financial statements. HASLP received contributions from HAI and HALP amounting to $700,000 during January 2024.

SUPPLEMENTAL SCHEDULE

Harris Associates Securities L.P.
Computation of Net Capital Pursuant to Rule 15c3-1
As of December 31, 2023

Schedule I

Net capital

Partners' capital qualified for net capital	$	665,053
Deductions and/or charges		
Non-allowable assets		39,665
Net capital	$	625,388
Total aggregate indebtedness	$	722,005

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	(A)	$	48,134
Minimum dollar net capital requirement	(B)	$	5,000
Net capital requirement (greater of (A) or (B))		$	48,134
Excess net capital (net capital, less net capital requirement)		$	577,254
Excess net capital at 1,000 percent (net capial less 10% of aggregate indebtedness)		$	553,187
Ratio: Aggregate indebtedness to net capital			1.15 to 1

Reconciliation of the Company's Net Capital Computation

Net capital as reported on the unaudited Form X-17A-5	$	522,938
Add: Adjustment to administrative fees to limited partner		102,450
Net capital, as reported above	$	625,388

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2022.

Harris Associates Securities L.P.
Computation for Determination of Reserve Requirements
and Information Relating to Possession and Control
Requirements Under Rule 15c3-3
As of December 31, 2023   **Schedule II**

Harris Associates Securities L.P. claims exemption from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule. There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17a-5 as of December 31, 2023.



pwc

Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Harris Associates L.P.

We have reviewed Harris Associates Securities L.P.'s (the "Company") assertions, included in the accompanying Harris Associates Securities L.P. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the exemption provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2023 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2024

Harris Associates Securities L.P. Exemption Report

Harris Associates Securities L.P. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1);

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

Harris Associates Securities L.P.

I, Zachary D. Weber, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer

February 28, 2024